SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. __)*

                           Priceline.com Incorporated
                                (Name of Issuer)

                         Common Stock, par value $0.008
                         (Title of Class of Securities)

                                    741503403

                                 (CUSIP Number)

                                February 19, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 10 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741503403                     13G               Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                              Merchants' Gate Capital LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
                                                -0-
NUMBER OF      --------------------------------------------------------------

SHARES         (6)  SHARED VOTING POWER
                                        445,510 shares of Common Stock and
BENEFICIALLY                            20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        445,510 shares of Common Stock and
                                        20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        445,510 shares of Common Stock and
                                        20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.97%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN, IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741503403                     13G                Page 3 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                              Merchants' Gate Capital GP LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
                                                -0-
NUMBER OF      --------------------------------------------------------------

SHARES         (6)  SHARED VOTING POWER
                                        445,510 shares of Common Stock and
BENEFICIALLY                            20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        445,510 shares of Common Stock and
                                        20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        445,510 shares of Common Stock and
                                        20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.97%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                00
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741503403                     13G                Page 4 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                Mr. Jason Capello
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
                                                -0-
NUMBER OF      --------------------------------------------------------------

SHARES         (6)  SHARED VOTING POWER
                                        445,510 shares of Common Stock and
BENEFICIALLY                            20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        445,510 shares of Common Stock and
                                        20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        445,510 shares of Common Stock and
                                        20,000 Options exercisable into
                                        2,000,000 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 5.97%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741503403                     13G              Page 5 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Priceline.com Incorporated (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 800 Connecticut Avenue, Norwalk, Connecticut 06854.


Item 2(a).     Name of Person Filing:

     This statement is filed by:

            (i) Merchants' Gate Capital LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager to, and may be deemed to have beneficial ownership over the securities held by, Merchants' Gate Offshore Limited Partnership, a Cayman Islands limited partnership (the "Offshore Master") and Merchants' Gate Onshore Fund LP, a Delaware limited partnership (the "Onshore Fund") with respect to the shares of Common Stock and options exercisable into shares of Common Stock within 60 days("Options") directly held by the Offshore Master and the Onshore Fund;

           (ii) Merchants' Gate Capital GP LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner to the Investment Manager. As such, it may be deemed to control the Investment Manager and therefore it may be deemed to have beneficial ownership with respect to the shares of Common Stock and Options directly owned by the Offshore Master and the Onshore Fund; and

          (iii) Mr. Jason Capello ("Mr. Capello") who is the Senior Managing Member of the General Partner. As such, Mr. Capello may be deemed to control the General Partner and may be deemed to have beneficial ownership with respect to the shares of Common Stock and Options directly owned by the Offshore Master and the Onshore Fund.

     The Investment Manager, the General Partner and Mr. Capello are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 741503403                     13G              Page 6 of 10 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 712 Fifth Avenue, New York, New York 10019.

Item 2(c).     Citizenship:

     The Investment Manager and the General Partner are organized under the laws of the State of Delaware. Mr. Capello is a citizen of Canada.


Item 2(d).     Title of Class of Securities:

     Common Shares, par value $0.008 (the "Common Stock")

Item 2(e).  CUSIP Number:

     741503403

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]  Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 741503403                     13G             Page 7 of 10 Pages

Item 4.   Ownership.

     A. The Investment Manager
          (a) Amount beneficially owned: 445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock
          (b) Percent of class: 5.97%
              The percentages used in this Item 4 and elsewhere in this Schedule 13G are calculated based upon the 40,980,720 shares of Common Stock issued and outstanding as of February 13, 2009, as reflected in the Company's Form 10-K for the fiscal year ended December 31, 2008 filed on February 20, 2009.
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                                         445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                                         445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock

     B. The General Partner
          (a) Amount beneficially owned: 445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock
          (b) Percent of class: 5.97%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                                         445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                                         445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock

     C. Mr. Capello
          (a) Amount beneficially owned: 445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock
          (b) Percent of class: 5.97%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                                         445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock

CUSIP No. 741503403                     13G             Page 8 of 10 Pages


              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                                         445,510 shares of Common Stock and
                                         20,000 Options exercisable into
                                         2,000,000 shares of Common Stock

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     The Offshore Master and the Onshore Fund, as clients of the Investment Manager, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 741503403                     13G             Page 9 of 10 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 27, 2009


                                  /s/ Jason Capello
                                  -------------------------------------
                                  Jason Capello,
                                  Individually, and as Senior Managing
                                  Member of Merchants' Gate Capital GP LLC
                                  for itself and as the general partner
                                  of Merchants' Gate Capital LP

CUSIP No. 741503403                     13G               Page 10 of 10 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 27, 2009


                                  /s/ Jason Capello
                                  -------------------------------------
                                  Jason Capello,
                                  Individually, and as Senior Managing
                                  Member of Merchants' Gate Capital GP LLC
                                  for itself and as the general partner
                                  of Merchants' Gate Capital LP